Exhibit 99
Letter to Shareholders
Third Quarter 2023

We ended this quarter on much more solid ground than we began. Virtually every functional area of the company came together to get us closer to our objective of profitable growth defined by Progressive as making at least four percent underwriting profit. Said another way, we want to grow as fast as we can at a 96 or better combined ratio (CR) as long as we can deliver high-quality customer service. During the third quarter, we were able to shave eight points off of our CR when compared to the second quarter of 2023. For the quarter, we reported a 92.4 CR, which brought our year-to-date (YTD) CR down to 97.2 from 99.7 at the end of the prior quarter. While we’re not yet at our goal of a 96 CR, we’re all working together to get there by year end.
During the quarter, we continued to have strong growth in net premiums written (NPW) and policies in force. For the third quarter and YTD, NPW were each up 20% and companywide policies in force were up 10%. Through our pricing decisions, as well as non-rating actions, we were able to balance growth and profitability with profit taking precedence over growth given that profit is one of our five Core Values.
Through the first six months of the year, we recognized 4.0 points of prior year unfavorable reserve development. Our objective is always to set reserves as accurately as possible and as soon as possible. For the third quarter, prior year reserve development was unfavorable by 0.2 points, bringing the YTD development to 2.7 points. We believe we have adequately recognized the costs of the influx of claims and lawsuits precipitated by HB 837, the Florida insurance legislation passed earlier this year. We are also seeing some flattening in the loss cost trends for fixing and replacing vehicles.
The third quarter results for our Personal Lines business also reflect our continued focus on profitability and are similar to our companywide results. The CR for the quarter was 91.2, which was down substantially from the 99.5 CR we reported for the second quarter 2023. The CR improvement during the quarter was the result of our swift action in managing rate level, our decision to pull back on our consumer marketing spend, and the intentional slowing of new business. On a YTD basis through September, our Personal Lines CR was a 96.3, just slightly above our companywide target profitability objective.
During the quarter, our personal auto severity was up about 5% over the same period last year, which is markedly lower than the year-over-year change we experienced in the second quarter when we saw a 12% increase. We continued to experience stable year-over-year changes in loss frequency. Countrywide, our personal auto loss ratio benefited by about five points of earnings from prior personal auto rate revisions. We elevated rate revisions in 25 states during the third quarter, which increased our rate level by about four points and brought our YTD increase to about 16 points.
Our Personal Lines policies in force grew 11% over the third quarter of 2022, to end the quarter at 25.5 million policies in force. NPW for the quarter were $12.7 billion and reflected a year-over-year increase of 23% for the quarter. YTD NPW were also up 23%. We grew premiums despite an intended slowdown in new business applications, which dropped 15% for the quarter, compared to the same period in 2022. Our distribution channels responded similarly to our actions to slow growth with both Agency and Direct new auto business applications down about 20% on a year-over-year basis for the quarter. Balancing the drop in new business volume, we continue to experience gains in our retention as our estimated policy life expectancy (PLE) for our personal auto products increased about 8% in the quarter.
For the third quarter, Commercial Lines NPW were up 7% at a CR of 99.1. During the quarter, TNC premiums were adjusted due to mileage true-ups and changes in mileage forecasts, which are the basis for our premiums written on this business. Policies in force were up 7%, compared to the end of September last year.
Our Commercial Lines CR of 99.1 was 9.4 points higher than the third quarter last year reflecting persistent pressure from rising costs to settle claims, as well as typically elevated CRs this time of year. Loss costs trends continue to increase in both physical damage and bodily injury coverages for nearly all of our commercial auto products. However, we experienced a more moderate increase in total commercial auto severity due to a shift in our mix of business. In addition, unfavorable development on prior accident years contributed 3.8 points to the calendar-year commercial auto results. Based on market data, the commercial auto insurance industry is experiencing the same profitability challenges as loss trends are outpacing premium growth.
The overall health of the economy and the small business sector are important influences on our business and these market indicators continue to be mixed. Premiums written in our for-hire transportation business market target (BMT) were down in the quarter, driven by the slowdown in the rate of economic activity and challenging freight market conditions. Premium growth in our other BMTs continues to offset the drop in for-hire transportation premiums, with the most significant growth in our business auto and contractor BMTs. Our PLE as of the end of the quarter is down about 9% compared to the prior year, driven by declines in our trucking segments, particularly our for-hire transportation (FHT) segment. Unfavorable trucking market conditions and the general weakening of the economy are driving increased shopping and motor carriers exiting the market, which both have a negative effect on PLE.
Our response to the changes we are seeing in loss trends include both rate and underwriting actions. We have raised commercial auto (non-TNC) rates nearly 12% YTD through September and have additional rate planned for the balance of 2023. Of course, some rate increases are subject to regulatory approval. In addition, approximately 90% of our policies are written on an annual term, so it will take time for the full effect of those rate changes to be reflected. While it will take time for the rate taken this year to have an effect, we have about 6 points of rate from 2022 and 4 points of rate from 2021 earning into premiums now. Underwriting efforts in place will supplement rate actions to ensure all the new business we are writing is classified and rated accurately and priced adequately to hit our desired targets.
In addition to a focus on addressing profitability, product expansion efforts continued on a couple of fronts. We launched our business owners policy (BOP) in two new states in the quarter bringing our footprint to 43 states. We also launched online buy capabilities for our BOP product sold through our digital marketplace – BusinessQuote Explorer®. We believe this functionality will improve sales and gives us another opportunity to meet expectations for those who want to shop online. We also have heavy truck roadside assistance in 46 states that collectively account for approximately 92% of eligible vehicles countrywide.
We anticipated the economy and business environment would continue to be unpredictable this year and our people have pulled together to respond in remarkable fashion. Teams have shifted priorities and taken on new assignments, balancing efforts to address profitability along with maintaining investments to expand our capabilities. Our focus on profitability and willingness to take quick action has historically positioned us well when profitability and market conditions improve. We expect the same to be true in this environment and believe our actions will continue to gain traction and improve results going forward.
The third quarter CR for our Property business was 88.2, down about 37 points from the third quarter 2022, largely reflecting less severe catastrophe losses during the third quarter 2023, compared to the same period last year when Hurricane Ian struck Florida. Catastrophe losses made up 18 points of the third quarter’s CR, compared to 35 points in the third quarter 2022. Non-catastrophe losses were also down for the quarter. During the quarter, we exceeded our retention level on part of our aggregate excess of loss in our reinsurance program and have recorded about $23 million in recoveries, which accounted for 3.6 points on our third quarter 2023 CR. The third quarter profitability brought our YTD Property CR to 108.9, reflecting an improvement of 8.2 points compared to YTD 2022.
NPW for the quarter were about $725 million in our Property business, a 16% increase over the third quarter of 2022. YTD, our Property NPW stands at $2.1 billion, an increase of 17% compared to prior YTD. Our total Property policies in force stand at just over 3.0 million and are up 7% as of the end of September, compared to the end of September 2022. A key area of focus for us this year has been to continue to balance the volatility risk in our book. The states where we want to grow our homeowner presence experienced policy in force growth of nearly 18% year over year as of the end of the quarter. The states we want to reduce our mix of total Property business are down almost 6%. To continue to rebalance our business, we began a non-renewal effort of up to 115,000 property policies in Florida. Following the required filings and notices, the first of these non-renewals will go into effect in the second quarter of 2024 and will continue on a rolling 12-month basis. To try to ease this disruption to our customers and agents, we reached an agreement with another Florida insurer to offer replacement policies to these policyholders, subject to their underwriting and financial guidelines and agent appointments where applicable.

As we continue to focus on rebalancing the volatility risk in our Property book of business, advance our segmentation, and increase our speed to market, we are focused on profitability for Property. YTD, we have increased our rate level by over nine points including about two points during the third quarter. We believe these efforts are integral to achieving a profitable Property business.
On the investment and capital front, we continue to believe that, in this current environment, a conservative approach is appropriate from both a capital allocation and investment perspective. We have no forthcoming debt maturities until 2027 and believe that the attractive financing rates that we have achieved over the last several years will serve our stakeholders well into the future. While the market and operating environment remains challenging, we continue to maintain our debt-to-total capital ratio below 30%. Although a final decision on our variable dividend will not be made until December, we believe that decision should align with the cautious approach we have taken to capital allocation over the last 18 months and our desire for robust premium growth as we head into 2024. We continue to believe that all of our stakeholders will benefit from our thoughtful approach to capital including both our dividend and share repurchase policies.
The third quarter total return on our investment portfolio was -0.2%, as a combination of small declines in our fixed-income portfolio and a pullback in the equity markets drove the decline. Our fixed-income portfolio returned -0.1% in the third quarter as market concern about expectations regarding interest rates remain. Our equity portfolio returned -3.1% in the third quarter. While the environment remains dynamic, we have not changed our conservative investment posture. This has meant a greater allocation to cash and U.S. Treasuries, and lower allocations to equities and other credit-related areas of the fixed-income portfolio.
While remaining steadfast in our efforts to achieve our companywide profitability target, Progressive also continues to focus on and invest in contributing to the communities that we serve. The United States is still struggling to reduce the vast numbers of people experiencing homelessness, and we are dedicated to supporting the efforts to reduce the human impact associated with homelessness – as a company, as teams, and as individuals. In 2020, we teamed up with Humble Design – a charity that provides furnishings for people transitioning out of homelessness into housing – to establish a Humble Design operation in Cleveland, Progressive’s headquarters city. During the third quarter, we expanded our efforts to support those at risk of or facing homelessness by entering into a companywide relationship with Family Promise, a leading national nonprofit organization focused on serving children and families at risk of homelessness. Building on the success we’ve had in recent years with two of our Employee Resource Groups supporting Family Promise, in September we introduced a custom Family Promise volunteer portal to give Progressive employees countrywide the opportunity to work together with Family Promise’s 200+ affiliates across the U.S. to help families in need of their services. We’re excited to enhance employee engagement and volunteer opportunities at both local and national levels and to further build on the meaningful work we do to support our communities and to help people experiencing homelessness.
We strive to find the right balance of supporting all of our stakeholders. With that in mind, I always like to share real-life examples and below you will find a couple that came my way this quarter.
The story below is from one of our Florida teammates, Sierra, and her experience with Hurricane Idalia. She wrote the following about her experience (including a mention of sprinkles from one of our commercials):
I just wanted to reach out and say THANK YOU all so very much for the Temporary Housing Assistance while our home was being remediated due to Hurricane Idalia. I truly cannot explain how much this relieved our family. Both my husband and I work for Progressive and have a one year old and a two year old, we have been blown away by all of the help and kindness Progressive has showed us. The housing assistance was the peace of mind I prayed for as it was a safe, clean place for my children to sleep. The hotel we stayed at was clean and accommodating and showed my children so much love, the front staff got to know my kids and greeted them with excited good mornings and helped them make pancakes with sprinkles before preschool at 6am haha! My husband and I went to our house daily and each day we were just so thankful to have the hotel to take our kids home to while construction was underway. We feel thankful we had this housing, in the meantime, so that our children were safe. Thank you all so much again! With love from our Family!

This next story is based on several interactions with a customer, that Andre in our customer relationship organization had. The story is yet another testament of how our consultants go above and beyond to care for our customers and how we live the Golden Rule, another one of our five Core Values.
Andre first interacted with Mr. Garcia in May of this year when he was transferred a call from the auto sales organization to determine if we had a home product that would work for Mr. Garcia. Andre said that Mr. Garcia was elderly and made it clear to Andre at the beginning of the call that since Mr. Garcia had worked in insurance for the majority of his life, he was hesitant to switch his homeowners insurance. Andre began by just having a conversation with Mr. Garcia and they had a connection because they both lived in Florida. Andre shared with the customer that he was born in Jamaica but now lived in Florida and they proceeded to share some stories about family.
Mr. Garcia told Andre he was impressed with how friendly Andre was and then Mr. Garcia confessed to Andre that he was alone. He had no family and no one to check on him and he told Andre how much he appreciated the conversation and he apologized for taking so much of his time on personal talk. Andre replied to the customer with the comment “no problem at all.” Andre went on to say, “I’m all yours” as he told the customer that his time was as valuable as Andre’s and he was enjoying the conversation. The customer (half) jokingly told Andre that if he felt like it, he could call him another time to check on him. Andre committed to following up with the customer periodically to make sure he was OK and that he had all the protection he was looking for. Andre said Mr. Garcia teared up and they had a moment.
Since then, Andre has set a reminder to check in on Mr. Garcia once a month. Last time they connected, Mr. Garcia mentioned his birthday that following Monday. Andre told him he was off on that day because of the holiday weekend, but he was committed to wishing him happy birthday. The day after his birthday, Andre made good on his promise and left Mr. Garcia a birthday message. Mr. Garcia returned Andre’s call and Andre left his holiday celebration to talk to Mr. Garcia. In addition to following the Golden Rule and being the right thing to do, this relationship is good for business. Mr. Garcia has now bundled his home, auto, and umbrella with Progressive through his relationship with Andre. Andre finds so much value in the relationships that he is able to build with customers and finds purpose in every call he takes, and we appreciate that because our sole job is to provide high-quality service to our customers.
Heading into the final quarter of what has been a challenging year, I am full of optimism for Progressive. I’m optimistic that we have a cogent plan to achieve our goals and position us well for our future.

Stay well and be kind,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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